PSYCHEMEDICS CORPORATION

2004 ANNUAL REPORT

CORPORATE PROFILE

Psychemedics Corporation is the world's largest provider of hair testing for the detection of drugs of abuse. The company's multi patented process has been utilized by thousands of clients (including many Fortune 500 companies) for pre-employment and random drug testing. Major police departments, Federal Reserve Banks, schools, and other public entities also secure the safety and reliability of their activities from drug abusers by using our unique process. Our personal drug testing service, PDT-90, is available via our internet E–Commerce website, www.drugfreeteenagers.com. The Company's drug test provides for the detection of cocaine, marijuana, opiates, methamphetamine (including Ecstasy), and PCP. We strongly believe our drug testing method to be superior to any other product currently in use, including traditional urine testing facilities and other hair testing companies.

Dear Fellow Shareholders,

We were extremely pleased to be able to report that we achieved record profits in 2004.

Operating income, pre-tax income, net income and earnings per share all reached record levels.

We were able to achieve these record profits in 2004 despite a less than dynamic hiring environment. While we saw the economy start to come out of what has been called the longest hiring recession in over 60 years, 2004 was not a robust year for hiring. We were able, however, to realize significant growth in our revenue and produce record profits. Our company has been profitable since the beginning of 1993 and we continue to clearly demonstrate that we are able to make money in both good and bad times.

We also continued to add new clients at a vigorous pace during the past year. We have been and continue to be the world's largest provider of hair testing for drugs of abuse with thousands of corporations relying on our patented drug testing services. We have a very broad client base from a wide variety and cross section of businesses. Our clients include over 10% of the Fortune 500, many of the largest police departments in America, as well as six Federal Reserve banks. In addition, we have made some significant inroads into high school drug testing, which is a rapidly growing emerging market.

Psychemedics is also the only company that has received FDA clearance for a five panel drug test of hair samples for drugs of abuse. We believe that our large and diverse customer base will allow us to continue to record substantial growth as the employment market improves, and that our patented and FDA cleared hair test for drugs of abuse will continue to be the "gold standard" in the industry.

We believe the drug testing market is a growth market beyond the recovery in hiring. As you read the newspapers, you can see the discussions are on more drug testing, not less. There also are a number of new emerging markets.

In addition, there are some significant structural changes taking place in the drug testing market. There is a trend of more companies beginning to do random testing of current employees in addition to their pre-employment screening. This change, we believe, is more evolutionary than revolutionary, but nonetheless, is ongoing.

More important, however, is the progress toward the inclusion of hair testing in the mandatory federal drug testing arena. In 2004, the Substance Abuse and Mental Health Services Administration (SAMHSA), part of the Department of Health and Human Services, finally issued proposed new rules for mandatory federal drug testing that include hair as an acceptable test specimen. Previous rules included only urine.

This represents the continued acceptance of hair testing and a major milestone. These proposed rules would allow federal agencies to choose Psychemedics hair testing instead of urinalysis, affecting several thousands of federal workers. Additionally, these federal standards are generally followed by regulatory agencies that require drug testing in industries they oversee. This potentially affects millions of workplace drug tests performed by US employers such as the airline and trucking industries. We are confident that once these rules are finalized, these additional markets will prove to be substantial for Psychemedics.

It is interesting to note, however, that during 2004 three major national transportation companies began testing their applicants with the Psychemedics hair test even though they also had to perform the DOT mandated urine test. Without waiting for the federal government, they are screening out the applicants with hair because it is significantly more effective.

We at Psychemedics have always focused on profitable growth. Therefore, a constant focus on managing costs has always been one of our key corporate objectives. In keeping with this objective while we grow our company, during 2004 we relocated our headquarters from Cambridge, Massachusetts to Acton, Massachusetts resulting in significant cost savings.

Our balance sheet is strong with over $3 million of cash, no long-term debt and approximately $5.1 million of working capital. Our directors share our confidence as evidenced by the recent payment of our 34th consecutive quarterly dividend. We firmly believe in paying a dividend as our company grows, thereby increasing shareholder value and return.

Our commitment to exceptional product quality and customer service, along with our technically superior product and world class team of scientists and technicians, and our strong financial position and broad client base, give us solid reasons to be optimistic about the future.

I would like to take this opportunity to thank our directors, shareholders, and clients for their ongoing support. I also want to thank our diverse, dedicated and talented team at Psychemedics. Their efforts are key to the future successes that we will all enjoy together.

Sincerely,

Ray Kubacki

Raymond C. Kubacki, Jr.
Chairman, President and
Chief Executive Officer

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-13738

PSYCHEMEDICS CORPORATION

(exact name of registrant as specified in its charter)

Delaware	58-1701987
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
125 Nagog Park, Acton, MA	01720
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 978-206-8220

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.005 Par Value	American Stock Exchange
(Title of class)	(name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES (X) NO ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is an accelerated filer.

YES ( ) NO (X)

On June 30, 2004 the aggregate market value of the voting stock held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers, directors and 10% shareholders are "affiliates" of the Registrant) was $40,159,287. On March 29, 2005, 5,135,705 shares of Common Stock, $.005 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III - Portions of the Registrant's Proxy Statement relative to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005.

PART I

The information provided by the Company in this Report may contain "forward-looking" information which involves risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this report should be read as being applicable to all forward-looking statements wherever they appear in this report. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed in Item 7 below, as well as those discussed elsewhere herein.

Item 1. Business

General

Psychemedics Corporation ("the Company") is a Delaware corporation organized on September 24, 1986 to provide testing services for the detection of abused substances through the analysis of hair samples. The Company's testing methods utilize a patented technology for performing immunoassays on enzymatically dissolved hair samples with confirmation testing by mass spectrometry.

The Company's primary application of its patented technology is a testing service that screens for the presence of certain drugs of abuse in hair. The application of radioimmunoassay procedures using hair differs from the more widely used application of immunoassay procedures using urine samples. The Company's tests can provide quantitative information which indicates the approximate amount of drug ingested as well as historical data which can show a pattern of individual drug use over a period of time. This information is useful to employers in both applicant and employee testing, to physicians, treatment professionals, law enforcement agencies, to schools, and to parents concerned about drug use by their children and to other individuals and entities engaged in any business where drug use is an issue. The Company provides commercial testing and confirmation by mass spectrometry using industry-accepted practices for cocaine, marijuana, PCP, methamphetamine (including Ecstasy, which is difficult to detect in urine due to sporadic use patterns and rapid clearance from the body), and opiates (including heroin).

Testing services are currently performed at the Company's laboratory at 5832 Uplander Way, Culver City, California. The Company's services are marketed under the name RIAH (Radioimmunoassay of Hair), a registered service mark.

Development of Radioimmunoassay of Hair

The application of special radioimmunoassay procedures to the analysis of hair was initially developed in 1978 by the founders of the Company, Annette Baumgartner and Werner A. Baumgartner, Ph.D. The Baumgartners demonstrated that when certain chemical substances enter the bloodstream, the blood carries them to the hair where they become "entrapped" in the protein matrix in amounts roughly proportional to the amount ingested. The Company's patented drugs of abuse testing procedure involves the direct analysis of liquefied hair samples by radioimmunoassay procedures utilizing special reagents and antibodies. The antibodies detect the presence of a specific drug or metabolite in the liquefied hair sample by reacting with the drug present in the sample solution and an added radioactive analog of the drug. The resulting antibody-drug complex is precipitated and analyzed. The amount of drug present in the sample is inversely proportional to the amount of radioactive analog in the precipitate. Results are then confirmed by Mass Spectrometry. Depending upon the length of head hair, the Company is able to provide historical information on drug use by the person from whom the sample was obtained. Head hair grows approximately 1.3 centimeters per month; a 3.9 centimeter head hair sample will reflect drug use patterns over the approximate three months prior to the collection of the sample. Another testing option involves sectional analysis of the head hair sample. In this procedure, the hair is sectioned lengthwise to approximately correspond to certain time periods. Each section corresponds to a time period, which allows the Company to provide information on patterns of drug use.

Validation of the Company's Proprietary Testing Method

The process of analyzing human hair for the presence of drugs using the Company's patented method has been the subject of numerous scientific field studies. Results from the studies that have been published or accepted for publication in scientific journals are generally favorable to the Company's technology. These studies were performed with the following organizations: Boston University School of Public Health; Citizens for a Better Community Court, Columbia University; Connecticut Department of Mental Health and Addictive Services; Koba Associates-DC Initiative, Harvard Cocaine Recovery Project, Hutzel Hospital, ISA Associates (Interscience America)-NIDA Workplace Study, University of California-Sleep State Organization, Maternal/Child Substance Abuse Project, Matrix Center, National Public Services Research Institute, Narcotic and Drug Research Institute, San Diego State University-Chemical Dependency Center, Spectrum Inc., Stapleford Centre (London), Task Force on Violent Crime (Cleveland, Ohio); University of Miami-Department of Psychiatry, University of Miami-Division of Neonatology, University of South Florida-Operation Par Inc., University of Washington, VA Medical Center-Georgia, U.S. Probation Parole-Santa Ana, and Wayne State University. The above studies include research in the following areas: effects of prenatal drug use, treatment evaluation, workplace drug use, the criminal justice system and epidemiology. Many of the studies have been funded by the National Institute of Justice or the National Institute on Drug Abuse ("NIDA"). Several hundred research articles written by independent researchers have been published supporting the general validity and usefulness of hair analysis.

Some of the Company's customers have also completed their own testing to validate the Company's proprietary hair testing method as a prelude to utilizing the Company's services. These studies have consistently confirmed the Company's superior detection rate compared to urinalysis testing. When the results from utilizing the Company's patented hair testing method were compared to urine results in side-by-side evaluations, 3 to 10 times as many drug abusers were accurately identified with the Company's proprietary method. In addition to these studies, the Company's proprietary method is validated through the services it offers to the thousands of clients for whom it has performed testing.

In 1998, the National Institute of Justice, utilizing Psychemedics hair testing, completed a Pennsylvania Prison study where hair analysis revealed an average prison use level in 1996 of approximately 7.9%. Comparatively, urinalysis revealed virtually no positives. After measures to curtail drug use were instituted (drug-sniffing dogs, searches and scanners), the use level fell to approximately 2% according to the results of hair analysis in 1998. Again, the urine tests showed virtually no positives. The study illustrated the usefulness of hair analysis to monitor populations and the weakness of urinalysis.

The Company has received from the United States Food and Drug Administration ("FDA") 510k clearance on all five of its assays used to test human hair for drugs of abuse. As of the date of this report, Psychemedics was the only company that has received FDA clearance for a five-drug panel test of hair samples for drugs of abuse. See Government Regulation.

Advantages of Using the Company's Patented Method

The Company asserts that hair testing using its patented method confers substantive advantages relative to existing means of drug detection through urinalysis. Although urinalysis testing can provide accurate drug use information, the scope of the information is short-term and is generally limited to the type of drug ingested within a few days of the test. Studies published in many scientific publications have indicated that most drugs disappear from urine within a few days.

In contrast to urinalysis testing, hair testing using the Company's patented method can provide long-term historical drug use information resulting in a significantly wider "window of detection." This "window" may be several months or longer depending on the length of the hair sample. The Company's standard test offering, however, uses a 3.9 centimeter length head hair sample cut close to the scalp which measures use for approximately the previous three months.

This wider window of detection enhances the detection efficiency of hair analysis making it particularly useful in pre-employment testing. Hair testing not only identifies more drug users, but can also uncover patterns and severity of drug use (information most helpful in determining the scope of an individual's involvement with drugs), while serving as a deterrent against the use of drugs. Hair testing using the Company's patented method greatly reduces the incidence of "false negatives" associated with evasive measures typically encountered with urinalysis testing. Urinalysis test results are impacted adversely by excessive fluid intake prior to testing as well as adulteration of the sample. Moreover, a drug user who abstains from use for a few days prior to urinalysis testing can usually escape detection. Hair testing is effectively free of these problems, as it cannot be thwarted by evasive measures typically encountered with urinalysis testing. It is also attractive to customers since sample collection is typically performed under close supervision yet is less intrusive and less embarrassing for test subjects.

Hair testing using the Company's patented method (with mass spectrometry confirmation) further reduces the prospects of error in conducting drug detection tests. Urinalysis testing is more susceptible to problems such as "evidentiary false positives" resulting from passive drug exposure (e.g. poppy seeds). To combat this problem, in federally mandated testing, the opiate cutoff levels for urine testing were raised 667% (from 300 to 2,000 ng/ml) on December 1, 1998 and testing for the presence of a heroin metabolite, 6-AM, was required. These requirements, however, effectively reduced the detection time frame for confirmed heroin with 6-AM in urine down to several hours post-use. In contrast, the metabolite 6-AM is stable in hair and can be detected for months.

In the event a positive urinalysis test result is challenged, a test on a newly collected sample is not a viable remedy. Unless the forewarned individual continues to use drugs prior to the date of the newly collected sample, a re-test may yield a negative result when using urinalysis testing because of temporary abstention. In contrast, when the Company's hair testing method is offered on a repeat hair sample the individual suspected of drug use cannot as easily affect the results because historical drug use data remain locked in the hair fiber.

When compared to other hair testing methods, not only are the Company's assays the only five panel hair test assays cleared by the FDA (as of March 31, 2005, the date of the filing of this report), they also employ a unique patented method of enzyme digestion that the Company believes allows for the most efficient release of drugs from the hair without destroying the drugs.

Disadvantages of Hair Testing

There are some disadvantages of hair testing as compared to drug detection through urinalysis. Because hair starts growing below the skin surface, drug ingestion evidence does not appear in hair above the scalp until five to seven days after use.

Thus, hair testing is not suitable for determining impairment in "for cause" testing such as is done in connection with an accident investigation. It does, however, provide a drug history which can complement urinalysis information in "for cause" testing.

Currently, radioimmunoassay testing using hair samples under the Company's patented method is only practiced by Psychemedics Corporation.

The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis, but the Company believes that its superior detection rates provide more value to the customer. This pricing policy could, however, adversely impact the growth of the Company's sales volume.

Patents

In 1994, the Company was issued its first patent, U.S. Patent No. 5,324,642 (the "642 Patent"). This patent pertains to the Company's universal drug extraction procedure and immunoassay technology for the detection of drugs in hair specimens. Some of the research on the inventions covered by the 642 Patent was conducted at the Veteran's Administration Hospital ("VA"). Therefore, the U.S. government has been granted a nonexclusive, irrevocable, royalty-free license to use the basic invention covered by the 642 Patent, for all governmental purposes. In 1995, the Company was granted an additional patent pertaining to the immuno chemical screening assay for marijuana, which is the most difficult drug to detect.

In 1996, the Company was issued its first European patent on the base hair analysis method. The Company was also issued a European patent in 1996 on another aspect of the Company's technology, related to the use of detergents to enhance the hair digestion portion of the methodology.

In October 1998, the Japanese Patent Office informed the Company that it had allowed the pending Japanese patent application containing broad claims to the Company's proprietary hair test for drugs of abuse.

In August 1999, the Canadian Patent Office issued the Company a patent containing broad claims to the Company's proprietary basic hair analysis method.

In December 1999, the Company was issued European patents related to the analysis of marijuana analyte in hair. As a result of the issuance of this patent, national patents are in effect in Germany, France, Italy, the United Kingdom and Spain.

In February 2000, a third U.S. patent was issued which extends protection to yet another aspect of the Company's methodology. This patent provides for the use of metal salt to deactivate certain reagents used in the method, thus enhancing efficiency.

In December 2001, a Japanese certificate of patent was issued related to the use of detergents in the Psychemedics hair analysis process.

In January 2002, a second Canadian patent was issued, which relates to the use of ion exchange resins in the marijuana assay.

In February 2002, a fourth U.S. patent was issued which covers the base hair analysis method, and broadens considerably the scope of the original U.S. patent.

In June 2003, a fifth U.S. patent was issued which covers the degradation of a keratin structure, a filtering of substances which may interfere with antibody probes, and the analysis of the digest to determine the identity and amount of the drug present.

Certain aspects of the Company's hair analysis method are based on trade secrets owned by the Company. The Company's ability to protect the confidentiality of these trade secrets is dependent upon the Company's internal safeguards and upon the laws protecting trade secrets and unfair competition. In the event that patent protection or protection under the laws of trade secrets were not sufficient and the Company's competitors succeeded in duplicating the Company's products, the Company's business could be materially adversely affected.

Target Markets

1. Workplace

The Company focuses its primary marketing efforts on the private sector, with particular emphasis on job applicant and employee testing.

Most businesses use drug testing to screen job applicants and employees. The most recent American Management Association (AMA) survey from 2004 indicated that 62% of surveyed firms were engaged in some form of drug testing. The prevalence of drug screening programs reflects a concern that drug use contributes to employee health problems and costs (increased absenteeism, workers' compensation claims and reduced productivity, etc.) and in certain industries, safety hazards. It has been estimated that the cost to American businesses is more than $100 billion annually.

The principal criticism of employee drug testing programs centers on the effectiveness of the testing program. Most private sector testing programs use urinalysis. Such programs are susceptible to evasive maneuvers and the inability to obtain identical repeat samples in the event of a challenged result. An industry has developed over the Internet, and through direct mail, marketing a wide variety of adulterants, dilutants and devices to assist drug users in falsifying urine test results.

Moreover, scheduled tests such as pre-employment testing and some random testing programs provide an opportunity for many drug users to simply abstain for a few days in order to escape detection.

The Company presents its patented hair analysis method to potential clients as a better technology well suited to employer needs. Field studies and actual client results support the accuracy and effectiveness of the Company's patented technology and its ability to detect varying levels of drug use. This information provides an employer with greater flexibility in assessing the scope of an applicant's or an employee's drug problem.

The Company performs a confirmation test of all presumptive positive results through mass spectrometry. The use of mass spectrometry is an industry accepted practice used to confirm positive drug test results of an initial screen. In an employment setting, mass spectrometry confirmation is typically used prior to the taking of any disciplinary action against an employee. The Company offers its clients a five-drug screen with mass spectrometry confirmation of cocaine, PCP, marijuana, methamphetamine (including Ecstasy), and opiates.

2. Schools

The Company currently has hundreds of schools in a majority of states and in several foreign countries as clients. The Company offers its school clients the same five-drug screen with mass spectrometry confirmation that is used with the Company's workplace testing service.

3. Parents

The Company also offers a personal drug testing service, "PDT-90"®, for parents concerned about drug use by their children. It allows parents to collect a small sample from their child in the privacy of the home, send it to the Company's laboratory and have it tested for drugs of abuse by the Company. The PDT-90 testing service uses the same patented method that is used with the Company's workplace testing service.

4. Research

The Company is involved in ongoing studies involving use of drugs of abuse in various populations, including studies conducted by National Development and Research Institute; Connecticut Department of Mental Health and Addiction; Johns Hopkins University; C.A.S.A. at Columbia University, Metropolitan Hospital; COSTA polypharmaceuticals studies at Duke University; PREDICT programs at Yale University, University of Toronto, and University of North Carolina at Chapel Hill; anti-psychotic agent efficacy studies managed by Quintiles and centered at The University of North Carolina at Chapel Hill; maternal drug use studies at The Research Institute of Addiction at SUNY, Buffalo, NY; Conte Prodromal project at University of North Carolina at Chapel Hill; and human metabolic studies with ecstasy at the Chemistry and Drug Metabolism Section, NIDA, Baltimore, MD.

Sales and Marketing

The Company markets its corporate drug testing services primarily through its own sales force. Sales offices are located in several major cities in the United States in order to facilitate communications with corporate employers. The Company markets its home drug testing service, PDT-90, through the Internet and retail distributors.

Competition

The Company competes directly with numerous commercial laboratories that test for drugs through urinalysis testing. Most of these laboratories, such as Laboratory Corporation of America and Quest Diagnostics, have substantially greater financial resources, market identity, marketing organizations, facilities, and numbers of personnel than the Company. The Company has been steadily increasing its base of corporate customers and believes that future success with new customers is dependent on the Company's ability to communicate the advantages of implementing a drug program utilizing the Company's patented hair analysis method.

The Company's ability to compete is also a function of pricing. The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis. However, the Company believes that its superior detection rates, coupled with the customer's ability to test less frequently due to hair testing's wider window of detection (several months versus approximately three days with urinalysis) provide more value to the customer. This pricing policy could, however, lead to slower sales growth for the Company.

Although other laboratories have begun offering hair testing, the Company is the only laboratory with FDA clearance for a five-drug panel test of hair samples for drugs of abuse. To date, no other laboratory engaged in hair testing has received approval or clearance from the FDA on all of its assays. Additionally, several of these laboratories that purport to test hair samples use a method that the Company presumes includes the use of a form of immunoassay procedures. The Company, however, does not believe that immunoassay testing of hair samples is as effective on a commercial basis without using the Company's unique patented method, which allows for the efficient release of drugs from the hair through enzyme digestion without destroying the drugs.

Government Regulation

The Company is licensed as a clinical laboratory by the State of California as well as certain other states. All tests are performed according to the laboratory standards established by the Department of Health and Human Services, through the Clinical Laboratories Improvement Amendments ("CLIA"), and various state licensing statutes.

A substantial number of states regulate drug testing. The scope and nature of such regulations varies greatly from state to state and is subject to change from time to time. The Company addresses state law issues on an ongoing basis.

In 2000 the FDA issued regulations under the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act") with respect to companies that market "drugs of abuse test sample collection systems". Under the regulations, companies engaged in the business of testing for drugs of abuse using a test (screening assay) not previously recognized by the FDA are required to submit their assay to the FDA for recognition prior to marketing. In addition, the laboratory performing the tests is required to be certified by a recognized agency. The regulations included a transitional period in order for companies not immediately in compliance with the proposed requirements to obtain the necessary data they needed for submission to the FDA.

By May 3, 2002, the Company had received 510k clearance to market all five of its assays. As of the date of the filing of this report (March 31, 2005), the Company is the only laboratory using a full five-drug panel of FDA-cleared hair testing assays.

In December 2003, the FDA issued revised draft guidance for manufacturers of drug screening tests, clarifying the FDA's position on laboratory and non-laboratory tests. The FDA indicated its intent to enforce the FDC Act.

The Drug Testing Advisory Board ("DTAB") of the Substance Abuse and Mental Health Services Administration ("SAMHSA") is promulgating new guidelines for mandatory testing in federal workplace programs. SAMHSA has included a Hair Testing Working Group to advise DTAB. This group is comprised of representatives in the drug-testing arena, including representatives from the Company. In the Proposed Mandatory Guidelines, hair is included as a specimen which may be collected. The Proposed Guidelines were published in the Federal Register in April 2004. Should the final version of the federal guidelines remain substantially unchanged from the draft version, then the federal workplace market, previously limited to only urine testing, will be available to the Company.

Research and Development

The Company is continuously engaged in research and development activities. During the years ended December 31, 2004, 2003 and 2002, $329,419, $305,683 and $358,095, respectively, were expended for research and development. The Company continues to perform research activities to develop new products and services and to improve existing products and services utilizing the Company's proprietary technology. The Company also continues to evaluate methodologies to enhance its drug screening capabilities. Additional research using the Company's proprietary technology is being conducted by outside research organizations through government-funded studies.

Some of the research was directed to find alternative ways to more accurately and reliably measure low concentrations of drugs present in hair, including the use of Liquid Chromatography/Mass Spectrometry/Mass Spectrometry, (LC/MS/MS). The Company has been the pioneer in this area and has developed three separate assays for the determination of opiates, amphetamines and cocaine using this technology. Some additional research has been conducted in the measurement of concentrations of marijuana by Gas Chromatography/Mass Spectrometry/Mass Spectrometry, (GC/MS/MS). This has been the most challenging, and requires the most sensitive of equipment for its accurate measurement and qualitative identification.

Continuing research on the interactions of different types of hair with drugs in the environment was performed along with demonstrations of the ability of the Company's wash procedure to successfully detect or remove such external contamination. This work was reported in two peer-reviewed journals, one published in 2004 and one to be published in 2005. In addition, two publications in 2004 by the Company's scientists reported clinical studies of hair analysis results for self-reported cocaine users and methamphetamine users.

Sources and Availability of Raw Materials

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company.

Employees

As of December 31, 2004, the Company had 93 full-time equivalent employees, of whom two full-time employees were in research and development. None of the Company's employees is subject to a collective bargaining agreement.

Available Information

The Company's Internet website address is www.psychemedics.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available through its Internet website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

The public may also read and copy any materials that the Company files with the SEC at the SEC's website www.sec.gov, which contains reports, proxy and information statements and other information that all public companies file with the SEC. In addition, the public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the SEC's Public Reference Room by calling 1-800-SEC-0330.

Item 2. Properties.

The Company maintains its corporate office and northeast sales office at 125 Nagog Park, Acton, Massachusetts; the office is leased through November 2009.

The Company leases 18,000 square feet of space in Culver City, California, for laboratory purposes. This facility is leased through December 31, 2005 with an option to renew for an additional two years. The Company also leases an additional 5,400 square feet of space in Culver City, California for customer service and information technology purposes. This office space is leased through December 31, 2005.

Item 3. Legal Proceedings.

The Company is involved in various suits and claims in the ordinary course of business. The Company does not believe that the disposition of any such suits or claims will have a material adverse effect on the continuing operations or financial condition of the Company.

Item 4. Submission of Matters To a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters.

The Company's common stock is traded on the American Stock Exchange under the symbol "PMD". As of March 25, 2005, there were 295 record holders of the Company's common stock. The following table sets forth for the periods indicated the range of prices for the Company's common stock as reported by the American Stock Exchange and dividends declared by the Company. The number of record owners was determined from the Company's stockholder records maintained by the Company's transfer agent and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of the Company's common stock held by others as or in nominee names exceeds 2,000.

Calendar Period	High	Low	Dividends
2004			
Fourth Quarter	$ 12.95	$ 10.85	$ 0.08
Third Quarter	$ 12.70	$ 10.45	$ 0.08
Second Quarter	$ 12.73	$ 9.50	$ 0.08
First Quarter	$ 13.02	$ 9.33	$ 0.08
2003			
Fourth Quarter	$ 9.55	$ 7.85	$ 0.08
Third Quarter	$ 8.64	$ 7.95	$ 0.08
Second Quarter	$ 8.96	$ 8.10	$ 0.08
First Quarter	$ 9.45	$ 8.80	$ 0.08

The Company has paid dividends over the past eight years. It most recently declared a dividend in February 2005, which was paid in March 2005. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors. The Company declared dividends in excess of earnings during 2003 as well as in certain other prior years based on its cash flow from operations and the level of cash on hand. There can be no assurance that in the future, the Company will declare dividends or dividends in excess of earnings.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2004 with respect to shares of the Company's common stock that may be issued under the Company's 2000 Stock Option Plan (the "2000 Stock Option Plan").

The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans that are no longer in effect. Footnote (2) to the table sets forth the total number of shares of common stock issuable upon the exercise of options under the expired or discontinued plans as of December 31, 2004, and the weighted average exercise price of those options. No additional options may be granted under those expired or discontinued plans.

Plan category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	169,939	$14.55	330,061
Equity compensation plans not approved by security holders	0	0	0
Total	169,939	$14.55	330,061

(1) Consists of the 2000 Stock Option Plan.

(2) This table does not include information for stock option plans that have been discontinued or have expired. The Company's 1989 Non-Qualified Stock Option Plan expired on September 22, 1999. The Company's 1989 Employee Stock Option Plan was discontinued on May 11, 2000 in connection with the adoption of the 2000 Stock Option Plan. The Company's 1991 Non-Qualified Stock Option Plan expired on June 12, 2001. As of December 31, 2004, a total of 233,481 shares of common stock were issuable upon the exercise of outstanding options under the discontinued or expired plans. The weighted average exercise price of outstanding options under all three plans is $19.16 per share. No additional options may be granted under these discontinued or expired plans.

Item 6. Selected Financial Data

	As of and for the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except for per share data)				
Revenue	$ 18,937	$ 15,995	$ 16,068	$ 15,730	$ 19,220
Gross profit (1)	10,448	8,370	8,286	7,433	10,036
Income from operations	4,331	1,938	1,936	323	2,430
Net income	2,764	1,218	1,256	233	1,699
Basic net income per share	0.54	0.23	0.24	0.04	0.32
Diluted net income per share	0.54	0.23	0.24	0.04	0.32
Total assets	8,434	7,267	8,083	9,108	11,058
Working capital	5,126	3,786	4,540	4,075	5,523
Shareholders' equity	6,234	5,111	6,344	6,772	8,726
Cash dividends declared per common share	$ 0.32	$ 0.32	$ 0.24	$ 0.40	$ 0.64

(1) For fiscal 2002, 2001 and 2000 the Company has reclassified the cost of collecting hair samples from sales and marketing expenses to cost of services to permit comparison with fiscal 2004 and 2003. This collection expense has traditionally been and continues to be one of the activities and responsibilities of the Company's customer service department, and prior to 2003 was included in sales and marketing expenses. The impact of this reclassification reduced gross profit by $763,000 in 2002, $482,000 in 2001 and $289,000 in 2000 and was offset by reduced sales and marketing expenses of $763,000 in 2002, $482,000 in 2001 and $289,000 in 2000, but had no effect on operating income or net income in each of these years.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Although the hiring environment has been less than robust, a somewhat improved employment market enabled the Company to experience significant increases in both revenue and net income during 2004. Revenue was $18.9 million in 2004, 18% above both 2003 revenue of $16.0 million and 2002 revenue of $16.1 million. Due to the increase in revenue and by maintaining tight controls over expenses, the Company reported net income of $0.54, $0.23 and $0.24 per share in 2004, 2003 and 2002, respectively. At December 31, 2004, the Company had $3.3 million of cash and cash equivalents. During 2004, the Company had operating cash flow of $2.3 million and distributed $1.6 million, or $0.32 per share, of cash dividends to its shareholders. As of the date of this Report, the Company has paid thirty-four consecutive quarterly cash dividends.

Results of Operations

Revenue was $18.9 million in 2004, as compared to $16.0 million in 2003 and $16.1 million in 2002, representing an increase of 18% in 2004 and a decrease of less than 1% in 2003 versus revenue in the prior year. The increase in revenue for 2004 was due to an increase in testing volume while average revenue per sample remained relatively constant. Testing volume, average revenue per sample and total revenue for 2003 were essentially flat as compared to 2002. The majority of the increase in testing volume for 2004 resulted from the addition of new clients during 2004, while testing volume at existing clients also increased at a moderate pace as a result of the slightly improved hiring environment. The Company believes that the relatively unchanged testing volume in 2003 as compared to 2002, was due largely to the weak job market at the time, as many existing clients had not yet begun to rehire workers following the deep reductions in employment levels that had taken place over the previous couple of years. The Company has continued to add approximately the same number of new clients in 2004 and 2003 at as it did in 2002.

Gross margin was 55% of revenues in 2004 as compared to 52% of revenues in 2003 and 2002. Reduced depreciation and amortization expense contributed to a decline in fixed costs in 2004 as compared to the year earlier periods. The Company experienced reduced depreciation and amortization as more of its fixed assets became fully depreciated. Also, fixed and semi-variable direct costs were spread over a greater number of tests performed during 2004, as compared to 2003 and 2002. Since testing volume, average revenue per sample and total revenue for 2003 were essentially even as compared to 2002 and the Company continued to maintain strict cost controls, the gross margin for 2003 remained constant with 2002.

General and administrative expenses decreased by $118,000 to $3.2 million in 2004 from $3.3 million in 2003 and increased by $297,000 to $3.3 million in 2003 from $3.0 million in 2002. The decrease in general and administrative expenses for 2004 as compared to 2003 was due primarily to decreases in personnel expenses, professional fees related to legal services, professional fees related to strategic corporate development and bad debt expense, offset by an increase in professional fees related to investor relations, accounting services, and corporate governance. All other general and administrative expenses remained relatively constant. The increase in general and administrative expenses for 2003 as compared to 2002 was due primarily to increased professional fees related to legal services along with an increase in business insurance costs, partially offset by a decrease in bad debt expense. The increase in legal services in 2003 was due primarily to expenses incurred in successfully defending a lawsuit. All other general and administrative expenses remained relatively constant. General and administrative expenses represented 17% of revenues in 2004 as compared to 21% of revenues in 2003 and 19% of revenues in 2002. The variation in general and administrative expenses as a percentage of revenues for 2004 and 2003, as compared to 2002, is primarily due to the factors previously discussed and an increased revenue base in 2004 as compared to a relatively constant revenue base for 2003 and 2002. The Company expects general and administrative expenses to increase in absolute dollars and decrease as a percentage of revenue in 2005 primarily due to increased professional fees and costs related to corporate governance and Sarbanes-Oxley compliance.

Marketing and selling expenses decreased by $221,000 to $2.6 million in 2004 from $2.8 million in 2003 and decreased by $162,000 to $2.8 million in 2003 from $3.0 million in 2002. The decrease in marketing and selling expenses for 2004 as compared to 2003 was due primarily to a decline in distribution expenses related to the Company's PDT-90 drug testing service, a reduction in personnel expenses pertaining to the Company's sales, sales support and customer service staff and a decrease in amortization expense pertaining to software development costs. The decrease in marketing and selling expenses for 2003 as compared to 2002 was due primarily to reduced customer service personnel expenses along with a decrease in marketing expenditures related to public relations and consulting, partially offset by an increase in direct sales personnel expenses. Marketing and selling expenses as a percentage of revenues were 14%, 18% and 19% in 2004, 2003 and 2002, respectively. The decrease in marketing and selling expenses as a percentage of revenues for 2004 and 2003 as compared to 2002 is primarily due to the factors previously discussed and an increased revenue base in 2004 as compared to a relatively constant revenue base for 2003 and 2002. The Company expects marketing and selling expenses to increase in absolute dollars and decrease as a percentage of revenue in 2005 as resources are committed to direct selling efforts to aggressively promote its drug testing services in order to expand its client base.

Research and development expenses increased $23,000 to $329,000 in 2004 from $306,000 in 2003 and decreased $52,000 to $306,000 in 2003 from $358,000 in 2002. The increase in research and development expenses for 2004 as compared to 2003 was due primarily to increased personnel and consulting expenses. The decrease in research and development expenses for 2003 as compared to 2002 was due primarily to reduced personnel and consulting expenses. Research and development expenses represented 2% of revenues in 2004, 2003 and 2002. The Company does not expect any significant changes in research and development expenses in 2005 as compared to 2004 and 2003.

Other income increased $7,000 to $48,000 in 2004 compared to 2003 and decreased $138,000 to $41,000 in 2003 compared to 2002. The 2004 amount includes approximately $14,000 received as part of the favorable resolution in late 2003 of a court case involving a collector of hair samples. During 2002, the Company recorded a settlement with a retailer of its personal drug testing kits for the payment to the Company for kits that will not be re-sold by the retailer. The Company recognized a gain of $136,000 relating to this settlement, which is included in other income. The remainder of other income for all three years represented interest earned on cash equivalents. Interest income decreased by $7,000 in 2004 as compared to 2003, due to slightly lower average investment balances along with a decrease in the yield on investment balances. Interest income decreased by $1,000 in 2003 as compared to 2002, as slightly lower average cash equivalent balances were offset by slightly increased yields on these investments.

During 2004, the Company recorded a tax provision of $1,615,000, reflecting an effective tax rate of 36.9%, as compared with effective tax rates of 38.4% in 2003 and 40.6% in 2002. The lower effective tax rate for 2004 as compared to 2003 and 2002 was due primarily to reduced state income taxes.

Liquidity and Capital Resources

At December 31, 2004, the Company had $3.3 million of cash and cash equivalents, compared to $3.0 million at December 31, 2003. The Company's operating activities generated net cash of $2,269,000 in 2004, $2,073,000 in 2003 and $2,436,000 in 2002. Investing activities used $391,000 in 2004, $248,000 in 2003 and $214,000 in 2002. Financing activities used $1,641,000 in 2004, $2,451,000 in 2003 and $1,684,000 in 2002.

Operating cash flow of $2,269,000 in 2004 principally reflects net income of $2,764,000 adjusted for depreciation and amortization of $534,000 offset primarily by an increase of $1,140,000 in accounts receivable. Operating cash flow in 2004 was greater than 2003 due to the increase in net income for 2004. Operating cash flow of $2,073,000 in 2003 principally reflects net income of $1,218,000 adjusted for depreciation and amortization of $872,000 as the change in operating assets and liabilities offset each other. Operating cash flow in 2003 was lower than 2002 due to reduced depreciation and amortization. The non-cash effect of depreciation and amortization expense in 2004 and 2003 was $534,000 and $872,000, respectively.

Capital expenditures in 2004 were $377,000, an increase of $115,000 from 2003 expenditures of $262,000. The expenditures related principally to new equipment, including laboratory and computer equipment. The Company currently plans to make capital expenditures of approximately $700,000 in 2005, primarily in connection with the purchase of additional laboratory and computer equipment. The Company believes that within the next two to five years it may be required to expand its existing laboratory or develop a second laboratory, the cost of which is currently believed to range from $2 million to $4 million, which the company expects to fund primarily through its operating cash flows.

During 2004, the Company did not repurchase any shares for treasury. During 2003, the Company repurchased a total of 141,692 shares for treasury at an aggregate cost of $1,178,000. During 2002, the Company repurchased a total of 45,000 shares for treasury at an aggregate cost of $442,000. The Company has authorized 500,000 shares for repurchase since June of 1998 of which 466,351 shares have been repurchased. The Company distributed $1,641,000, $1,660,000 and $1,262,000 of cash dividends to its shareholders in 2004, 2003 and 2002, respectively.

Contractual obligations as of December 31, 2004 were as follows:

	Less Than One Year	1-3 Years	4-5 years	After 5 Years	Total
Operating leases	$ 478,000	258,000	62,000	-	$ 798,000
Purchase commitment	494,000	-	-	-	494,000
	$ 972,000	258,000	62,000	-	$ 1,292,000

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases. Purchases amounted to $438,185 in 2004, $438,121 in 2003 and $436,226 in 2002. The Company expects to purchase approximately $494,000 in 2005. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date, however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

At December 31, 2004, the Company's principal sources of liquidity included $3.3 million of cash and cash equivalents. Management currently believes that such funds, together with future operating profits, should be adequate to fund anticipated working capital requirements and capital expenditures in the near term. Depending upon the Company's results of operations, its future capital needs and available marketing opportunities, the Company may use various financing sources to raise additional funds. Such sources could include joint ventures, issuance of common stock or debt financing, although there is no assurance that such financings will be available to the Company on terms it deems acceptable, if at all. At December 31, 2004, the Company had no long-term debt.

The Company has paid dividends over the past eight years. It most recently declared a dividend in February 2005, which was paid in March 2005 and amounted to $410,153. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors. The Company declared dividends in excess of earnings during 2003 as well as in certain other prior years based on its cash flow from operations and the level of cash on hand. There can be no assurance that in the future, the Company will declare dividends or dividends in excess of earnings.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 1 to the financial statements included in Item 8 of this Form 10-K. Management believes the most critical accounting policies are as follows:

Revenue Recognition

The Company is in the business of performing drug testing and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer. The Company also provides expert testimony, when and if necessary, to support the test results, which is generally billed separately and recognized as the services are provided.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

Deferred revenue represents payments received in advance of the performance of drug testing procedures. Deferred revenue is reclassified as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance (referred to as breakage). Realized gain is then recognized (as other income) when the Company can reasonably, reliably and objectively determine that an estimated amount of breakage has occurred. Breakage is deemed to occur only at the point it becomes remote that performance will be required for an estimable portion of transactions. The Company has not recorded any gain related to breakage in 2004, 2003 or 2002. The Company continues to monitor this to determine whether breakage can be reasonably, reliably and objectively determined.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectibility of its customer accounts. Management reviews its accounts receivable aging for doubtful accounts and specifically identifies accounts that may not be collectible. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. Bad debt expense and the issuance of credit memos have been within management's expectations.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The Company had net deferred tax assets in the amount of $696,000 at December 31, 2004, which the Company believes are fully realizable based upon expected future taxable income, which the Company's believes is reasonably attainable in light of previous operating results during the past three years.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Factors That May Affect Future Results

From time to time, information provided by the Company or statements made by its employees may contain "forward-looking" information which involves risks and uncertainties. In particular, statements contained in this report which are not historical facts (including, but not limited to, the Company's expectations regarding revenues, business strategy, anticipated operating results, strategies with respect to governmental agencies and regulations, cash dividends and anticipated cash requirements) may be "forward-looking" statements. The Company's actual results may differ from those stated in any "forward-looking" statements. Factors that may cause such differences include, but are not limited to, employee hiring practices of the Company's principal customers, risks associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition and general economic conditions. With respect to the continued payment of cash dividends, factors include, but are not limited to, available surplus, cash flow, capital expenditure reserves required, and other factors that the Board of Directors of the Company may take into account.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-

Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The new standard will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates. The Company does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Sensitivity. The Company maintains cash equivalents consisting principally of money market securities that are not sensitive to sudden interest rate changes.

Item 8. Financial Statements and Supplementary Data

The financial statements are included in this report on pages F-1 through F-17.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On November 9, 2004, the Audit Committee of the Registrant dismissed Ernst & Young LLP ("E&Y") as the Registrant 's independent registered public accounting firm. The decision to change accountants was made by the Audit Committee of the Registrant's Board of Directors. E&Y served as the Registrant's independent registered public accounting firm to audit the Registrant's 2003 and 2002 fiscal year ends. The reports of E&Y on the financial statements of the Registrant at December 31, 2002 and December 31, 2003, and for each of the years ended December 31, 2002 and December 31, 2003, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the two most recent fiscal years and through November 9, 2004, there have been no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the matter in their report. On November 9, 2004, the Audit Committee of the Board of Directors of Psychemedics Corporation named BDO Seidman, LLP as the Registrant's independent registered public accounting firm. During Psychemedics Corporation's fiscal years ended December 31, 2002 and 2003 and the subsequent interim period ended November 9, 2004, the Company did not consult with BDO Seidman, LLP with respect to any of the matters described in Regulation S-K Item 304 (a)(2)(i) or (ii).

Item 9A. Controls and Procedures

(a) The Company's principal executive officer and its principal financial officer, based on their evaluation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that the Company's disclosure controls and procedures are effective for ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b) There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Following is a list that sets forth as of March 25, 2005 the names, ages and positions within the Company of all of the Executive Officers of the Company and the Directors of the Company. Each such director has been nominated for reelection at the Company's 2005 Annual Meeting, to be held on May 24, 2005 at 3:00 P.M. at the Seaport Hotel, 200 Seaport Boulevard, Boston, Massachusetts.

NAME	AGE	POSITION
Raymond C. Kubacki, Jr.	60	Chairman of the Board, Chief Executive Officer, President, Director
Peter C. Monson	49	Chief Financial Officer, Vice President and Treasurer
William Thistle, Esq.	55	Senior Vice President, General Counsel
Michael I. Schaffer, Ph.D.	60	Vice President, Laboratory Operations
William Dausey	54	Vice President, Sales
Harry Connick	79	Director, Audit Committee member, Compensation Committee member Nominating Committee member
Walter S. Tomenson, Jr.	58	Director, Audit Committee member, Compensation Committee member Nominating Committee member
Fred J. Weinert	57	Director, Audit Committee member, Compensation Committee member Nominating Committee member

All Directors hold office until the next annual meeting of stockholders or until their successors are elected. Officers serve at the discretion of the Board of Directors.

Mr. Kubacki has been the Company's President and Chief Executive Officer and has served as a director of the Company since 1991. On November 30, 2003 he was elected Chairman of the Board. He is a Director of Integrated Alarm Services Group Inc. He is also a trustee of the Center for Excellence in Education based in Washington, DC.

Mr. Monson has been the Company's Chief Financial Officer since 2000. He has served as a Vice President, Treasurer of the Company since 1998.

Mr. Thistle joined the Company in 1995 as Vice President and General Counsel and was made a Senior Vice President in September of 2001. Prior to joining the Company, he served as Associate General Counsel for MGM Grand in Las Vegas from 1993 to 1995. Mr. Thistle is a board member of the Drug and Alcohol Testing Industry Association ("DATIA").

Dr. Schaffer joined the Company in 1999 as Vice President of Laboratory Operations. Prior to joining the Company, he served as Director of Toxicology, Technical Manager and Responsible Person for the Leesburg, Florida laboratory of SmithKline Beecham Clinical Laboratories, from 1990 to 1999. Dr. Schaffer has been an inspector for the Substance Abuse and Mental Health Services Administration's National Laboratory Certification Program since 1989. Dr. Schaffer was also a member of the Board of Directors of the American Board of Forensic Toxicologists from 1990 to 1999.

Mr. Dausey joined the Company in 2000 as Vice President of Sales. From 1996 until joining the Company, Mr. Dausey was Vice President of Sales for NorthWestern Corporation. Previous positions include Vice President of Sales for PTC Aerospace and various positions at BF Goodrich Company.

Mr. Connick was District Attorney for Orleans Parish (New Orleans, LA) from 1974 to 2003, having been elected five times. Mr. Connick has also been a national leader in the war on drugs. His national leadership was prominent in advocating drug testing to help high school students remain drug-free and establishing model programs in a number of schools. In December 2002, Mr. Connick received from Drug Czar John P. Walters the Director's Award for Distinguished Service in recognition of exemplary accomplishment and distinguished service in the fight against illegal drugs. Mr. Connick has been a director of the Company since September 2003.

Mr. Tomenson was a consultant to Marsh, Inc. from January 1, 2005 through March 31, 2005. Mr. Tomenson was Managing Director and Chairman of Client Development of Marsh, Inc. from 1998 until December 31, 2004. From 1993 to 1998, he was chairman of FINPRO, the financial services division of Marsh, Inc. Mr. Tomenson is a Director of the Trinity College School Fund, Inc. He also serves on the Executive Council of the Inner-City Scholarship Fund. Mr. Tomenson has been a director of the Company since 1999.

Mr. Weinert is an entrepreneur whose current business activities are concentrated in real estate development, theatre and film development, and also in cosmetic and fragrance distribution. He is the Chief Executive Officer and Chairman of Bella Media Plc. He also serves as the Chief Executive Officer of Bella Films LLC, Barrington Services Group, Inc., and San Telmo, Inc. For the past 20 years he has served on the Business Advisory Council for the University of Dayton. Mr. Weinert has been a director of the Company since 1991.

The information required by Item 405 of Regulation S-K will be set forth in the Proxy Statement of the Company relating to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005 and is incorporated herein by reference.

We have a code of ethics that applies to all of our employees and non-employee directors. This code satisfies the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. The Company will mail to interested parties a copy of the Code of Ethics upon written request and without charge.

Such request shall be made to our General Counsel, 125 Nagog Park, Acton, Massachusetts 01720.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2005 Annual Meeting of Stockholders to be held on May 24, 2005 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) (1) Financial Statements:

(2) Schedules

None

(3) Exhibits (see the Index to Exhibits included elsewhere in this Report)

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PSYCHEMEDICS CORPORATION

By:/s/ Raymond C. Kubacki, Jr.
Raymond C. Kubacki, Jr.
Chairman, President and Chief Executive Officer

Date: March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Raymond C. Kubacki, Jr. Raymond C. Kubacki, Jr. Chairman, President and Chief Executive Officer, Director (Principal Executive Officer)	March 31, 2005
/s/ Peter C. Monson Peter C. Monson Vice President, Chief Financial Officer & Treasurer (Principal Financial and Accounting Officer)	March 31, 2005
/s/ Harry Connick Harry Connick Director	March 31, 2005
/s/ Walter S. Tomenson, Jr. Walter S. Tomenson, Jr. Director	March 31, 2005
/s/ Fred J. Weinert Fred J. Weinert Director	March 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Psychemedics Corporation:

We have audited the accompanying balance sheet of Psychemedics Corporation as of December 31, 2004 and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Psychemedics Corporation at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Boston, Massachusetts
March 4, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Psychemedics Corporation:

We have audited the accompanying balance sheet of Psychemedics Corporation as of December 31, 2003 and the related statements of income, shareholders' equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Psychemedics Corporation at December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 6, 2004

PSYCHEMEDICS CORPORATION
BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 3,260,178	$ 3,022,467
Accounts receivable, net of allowance for doubtful accounts of $483,230 in 2004 and $513,589 in 2003	3,289,863	2,149,942
Prepaid expenses and other current assets	246,372	324,974
Deferred tax assets	529,752	445,012
Total current assets	7,326,165	5,942,395
PROPERTY AND EQUIPMENT:		
Computer software	1,205,840	1,205,840
Office furniture and equipment	1,856,576	1,753,146
Laboratory equipment	5,966,727	5,722,126
Leasehold improvements	931,688	902,441
	9,960,831	9,583,553
Less - Accumulated depreciation and amortization	(9,099,472)	(8,633,238)
	861,359	950,315
DEFERRED TAX ASSETS	166,583	240,691
OTHER ASSETS	79,529	133,590
	$ 8,433,636	$ 7,266,991
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 554,214	$ 398,171
Accrued expenses	1,157,740	1,325,540
Deferred revenue	487,633	432,404
Total current liabilities	2,199,587	2,156,115
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.005 par value; 872,521 shares authorized and none outstanding	-	-
Common stock, $0.005 par value; 50,000,000 shares authorized, 5,710,704 shares issued in 2004 and 2003	28,554	28,554
Paid-in capital	24,978,039	24,978,039
Accumulated deficit	(9,649,853)	(10,773,026)
Less - Treasury stock, at cost; 583,797 shares in 2004 and 2003	(9,122,691)	(9,122,691)
Total shareholders' equity	6,234,049	5,110,876
	$ 8,433,636	$ 7,266,991

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF INCOME

	Years Ended December 31,		
	2004	2003	2002
REVENUE	$ 18,937,111	$ 15,995,256	$ 16,068,130
COST OF REVENUE	8,489,198	7,625,173	7,782,548
Gross profit	10,447,913	8,370,083	8,285,582
OPERATING EXPENSES:			
General and administrative	3,189,870	3,307,441	3,010,039
Marketing and selling	2,597,571	2,819,023	2,981,450
Research and development	329,419	305,683	358,095
	6,116,860	6,432,147	6,349,584
Income from operations	4,331,053	1,937,936	1,935,998
OTHER INCOME			
Interest income	33,980	41,130	42,213
Other income	13,750	-	136,489
	47,730	41,130	178,702
INCOME BEFORE PROVISION FOR INCOME TAXES	4,378,783	1,979,066	2,114,700
PROVISION FOR INCOME TAXES	1,615,000	760,796	859,000
NET INCOME	$ 2,763,783	$ 1,218,270	$ 1,255,700
BASIC NET INCOME PER SHARE	$ 0.54	$ 0.23	$ 0.24
DILUTED NET INCOME PER SHARE	$ 0.54	$ 0.23	$ 0.24
DIVIDENDS DECLARED PER SHARE	$ 0.32	$ 0.32	$ 0.24
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC	5,126,907	5,193,128	5,258,629
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED	5,132,087	5,198,209	5,282,165

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock				Treasury Stock		
	Shares	$0.005 Par Value	Paid-In Capital	Accumulated Deficit	Shares	Cost	Total
BALANCE, December 31, 2001	5,656,329	$ 28,281	$ 24,571,593	$ (10,324,621)	397,105	$ (7,503,274)	$ 6,771,979
Exercise of stock options	2,261	11	21,712	-	-	-	21,723
Repurchase and retirement of Fractional shares	(160)	-	(1,828)	-	-	-	(1,828)
Cash dividends declared ($0.24 per share)	-	-	-	(1,262,273)	-	-	(1,262,273)
Acquisition of treasury stock	-	-	-	-	45,000	(441,568)	(441,568)
Net income	-	-	-	1,255,700	-	-	1,255,700
BALANCE, December 31, 2002	5,658,430	28,292	24,591,477	(10,331,194)	442,105	(7,944,842)	6,343,733
Exercise of stock options	52,274	262	386,562	-	-	-	386,824
Cash dividends declared ($0.32 per share)	-	-	-	(1,660,102)	-	-	(1,660,102)
Acquisition of treasury stock	-	-	-	-	141,692	(1,177,849)	(1,177,849)
Net income	-	-	-	1,218,270	-	-	1,218,270
BALANCE, December 31, 2003	5,710,704	28,554	24,978,039	(10,773,026)	583,797	(9,122,691)	5,110,876
Cash dividends declared ($0.32 per share)	-	-	-	(1,640,610)	-	-	(1,640,610)
Net income	-	-	-	2,763,783	-	-	2,763,783
BALANCE, December 31, 2004	5,710,704	$ 28,554	$ 24,978,039	$ (9,649,853)	583,797	$ (9,122,691)	$ 6,234,049

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 2,763,783	$ 1,218,270	$ 1,255,700
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	533,590	871,991	1,142,089
Deferred income taxes	(10,632)	(195,964)	42,409
Changes in operating assets and liabilities:			
Accounts receivable	(1,139,921)	(426,253)	301,734
Prepaid expenses and other assets	78,602	187,613	291,598
Accounts payable	156,044	60,468	(38,386)
Accrued expenses	(167,800)	310,031	(191,523)
Deferred revenue	55,229	46,675	(367,554)
Net cash provided by operating activities	2,268,895	2,072,831	2,436,067
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(377,278)	(261,617)	(205,794)
Decrease (increase) in other long-term assets	(13,295)	13,467	(8,114)
Net cash used in investing activities	(390,573)	(248,150)	(213,908)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(1,640,610)	(1,660,102)	(1,262,273)
Acquisition of treasury stock	-	(1,177,849)	(441,568)
Proceeds from the exercise of stock options	-	386,824	21,723
Repurchase of fractional shares	-	-	(1,828)
Net cash used in financing activities	(1,640,610)	(2,451,127)	(1,683,946)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	237,712	(626,446)	538,213
CASH AND CASH EQUIVALENTS, beginning of year	3,022,467	3,648,913	3,110,700
CASH AND CASH EQUIVALENTS, end of year	$ 3,260,178	$ 3,022,467	$ 3,648,913
Supplemental Disclosure of Cash Flow Information:			
Cash paid for income taxes	$ 2,183,860	$ 515,160	$ 1,177,135

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of Significant Accounting Policies

The Company

Psychemedics Corporation (the Company) was incorporated in 1986. The Company utilizes a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties similar to those of other companies, such as those associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition and general economic conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income taxes, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist of money market accounts at December 31, 2004 and 2003.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards ("SFAS") No.130, *Reporting Comprehensive Income*, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income is the same as its reported net income for the years ended December 31, 2004, 2003 and 2002.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, using the straight-line method. The estimated useful lives of the assets are as follows:

Computer software	5 years
Office furniture and equipment	5 to 7 years
Laboratory equipment	5 to 7 years
Leasehold improvements	Lesser of term of lease or estimated useful life of leasehold improvements

The Company recorded depreciation and amortization related to property and equipment of $466,234, $804,636 and $1,074,869 in 2004, 2003 and 2002, respectively.

Other Assets

Other assets primarily consist of capitalized legal costs relating to patent applications. The Company is amortizing these costs over 10 years from the date of grant of the applicable patent. The Company recorded amortization of $67,356, $67,355 and $67,220 in 2004, 2003 and 2002, respectively. The Company evaluates the realizability of its patents based on estimated cash flows to be generated from such assets as compared to the original estimates. To the extent an impairment is identified, the Company will recognize a write-down of the related assets. To date, no impairment has been identified. Accumulated amortization amounted to $482,186 and $414,829 at December 31, 2004 and 2003, respectively. Carrying value of patents amounted to $35,401 at December 31, 2004 and $102,757 at December 31, 2003.

Revenue Recognition

The Company performs drug testing as well as provides training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer. The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

In 2003, the Company adopted Emerging Issue Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, which was effective for all transactions entered into subsequent to June 15, 2003. The Company applied the consensus reached under EITF 00-21 and concluded that the testing, training and storage elements are considered one unit of accounting for revenue recognition purposes as the training and storage costs do not have stand-alone value to the customer. The Company has concluded that the predominant deliverable in the arrangement is the testing of the units and has recognized revenue as that service is performed and reported to the customer.

At December 31, 2004 and 2003, the Company had deferred revenue of approximately $488,000 and $432,000, respectively, reflecting sales of its personal drug testing service for which the performance of the related test had not yet occurred.

During 2002, the Company recorded a settlement with a retailer of its personal drug testing services for the payment to the Company for kits that will not be re-sold by the retailer. The Company recognized a gain of $136,489 in 2002 relating to this settlement, which is included in other income.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

Research and Development Expenses

The Company charges all research and development expenses to operations as incurred.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company does not require collateral.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company believes that the carrying value of its long-lived assets is fully realizable at December 31, 2004 and 2003.

Stock-Based Compensation

The Company accounts for its stock compensation arrangements with employees under the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*.

SFAS No. 123, *Accounting for Stock-Based Compensation*, requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company has computed the value of options using the Black-Scholes option pricing model prescribed by SFAS No. 123.

The assumptions used and the weighted average information are as follows:

	2004	2003	2002
Risk-free interest rates range	2.7 – 3.9%	2.5 – 3.1%	3.82%
Expected dividend yield range	2.7%	3.5 – 3.9%	1.9%
Expected lives	5 years	5 years	5 years
Expected volatility range	23.99 – 27.94%	34.49 – 36.35%	29.40%

Consistent with SFAS No. 123, net income and basic and diluted net income per share would have been as follows:

	2004	2003	2002
Net income, as reported	$ 2,763,783	$ 1,218,270	$ 1,255,700
Less: Total stock based compensation cost determined under the fair value based method for all employee awards	(150,876)	(184,445)	(307,896)
Pro forma net income	$ 2,612,907	$ 1,033,825	$ 947,804
Net income per share:			
Basic and diluted, as reported	$ 0.54	$ 0.23	$ 0.24
Basic and diluted, pro forma	$ 0.51	$ 0.20	$ 0.18

The fair value of options granted in 2004, 2003 and 2002 was $2.19, $2.70 and $3.52 per share, respectively. All options were granted at fair market value as of the date of the grant.

Basic and Diluted Net Income per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. The number of dilutive common stock equivalents outstanding during the period has been determined in accordance with the treasury-stock method. Common equivalent shares consist of common stock issuable upon the exercise of outstanding options.

Basic and diluted weighted average common shares outstanding are as follows:

	2004	2003	2002
Weighted average common shares outstanding	5,126,907	5,193,128	5,258,629
Dilutive common equivalent shares	5,180	5,081	23,536
Weighted average common shares outstanding, assuming dilution	5,132,087	5,198,209	5,282,165

For the years ending December 31, 2004, 2003, and 2002, options to purchase 341,952, 433,405 and 411,211 common shares, respectively, were outstanding but not included in the dilutive common equivalent share calculation as their effect would have been antidilutive.

Financial Instruments

Financial instruments principally consist of cash equivalents, accounts receivable and accounts payable. The estimated fair values of these financial instruments approximate their carrying values due to their short-term nature.

Segment Reporting

The Company manages its operations as one segment, drug testing services. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. Substantially all of the Company's revenues are generated in the United States. The Company's revenues that are generated from outside the United States are not of a material nature. All of the Company's assets are located in the United States.

Reclassifications

The Company has reclassified the cost of collecting hair samples in 2002 from sales and marketing expenses to cost of services to permit comparison with 2004 and 2003. The impact of this reclassification reduced gross profit by $763,728 in 2002 and was offset by reduced sales and marketing expenses of $763,728 in 2002, but had no effect on operating income and net income.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard. The Company does not expect the impact of adopting this new standard to be of a material nature.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*, an amendment of APB Opinion No. 29, *Accounting for Nonmonetary Transactions*. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The new standard will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard. The Company does not expect the impact of adopting this new standard to be of a material nature.

2. Income Taxes

The income tax provision consists of the following:

	2004	2003	2002
Current -			
Federal	$ 1,377,649	$ 813,246	$ 694,102
State	247,983	143,514	122,489
	1,625,632	956,760	816,591
Deferred -			
Federal	(9,010)	(166,570)	36,048
State	(1,622)	(29,394)	6,361
	(10,632)	(195,964)	42,409
	$ 1,615,000	$ 760,796	$ 859,000

A reconciliation of the effective rate with the federal statutory rate is as follows:

	2004	2003	2002
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	3.9	3.8	6.0
Utilization of tax credits	-	(0.8)	(1.2)
Permanent differences	0.6	1.4	1.8
Change in estimates	(1.6)	-	-
Effective tax rate	36.9%	38.4%	40.6%

The components of the net deferred tax assets included in the accompanying balance sheets are as follows at December 31,:

	2004	2003
Deferred tax assets:		
Deferred revenue	$ 184,356	$ 163,475
Allowance for doubtful accounts	182,692	194,169
Excess of book over tax depreciation and amortization	166,583	240,691
Accrued expenses	125,934	53,432
Other	48,368	57,302
	707,933	709,069
Deferred tax liabilities:		
Prepaid expenses	11,598	3,924
Other	-	19,442
	11,598	23,366
	$ 696,335	$ 685,703

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations in numerous jurisdictions. The Company recognizes liabilities for anticipated tax audit issues in federal and state tax jurisdictions based on estimates of whether, and to the extent to which, additional taxes would be due. If payment of these amounts proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined that the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. Uncertainties are recorded in accordance with SFAS No. 5, *Loss Contingencies.* As of December 31, 2004, the Company has accrued approximately $438,000 related to probable and reasonably estimable losses resulting from tax matters primarily related to state income tax matters.

3. Preferred Stock

The Board of Directors has the authority to designate authorized preferred shares in one or more series and to fix the relative rights and preferences without vote or action by the stockholders. The Board of Directors has no present plans to designate or issue any shares of preferred stock.

4. Stock Options

The Company has a stock option plan under which options to acquire shares of the Company's common stock may be granted to directors, officers and certain employees of the Company. The Company also has stock option plans that have expired, but shares can be issued upon exercise of the options. Activity for these plans is included in this footnote. Options granted under the plans may be either non-qualified or incentive stock options and are granted at a price that is not less than the fair market value of the common stock at the date of grant. These options generally have lives of five or ten years and vest over periods up to four years.

A summary of stock option activity is as follows (in thousands, except per share amounts):

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2001	511	$17.60
Granted	51	13.66
Exercised	(2)	9.61
Terminated	(12)	18.36
Outstanding, December 31, 2002	548	17.25
Granted	25	8.77
Exercised	(52)	7.40
Terminated	(81)	18.56
Outstanding, December 31, 2003	440	17.69
Granted	49	11.79
Exercised	-	-
Terminated	(86)	16.47
Outstanding, December 31, 2004	403	$17.23
Exercisable, December 31, 2004	367	$17.69
Exercisable, December 31, 2003	380	$18.39
Exercisable, December 31, 2002	448	$17.46
Available for grant, December 31, 2004	330	

As of December 31, 2004, a total of 733,481 shares of common stock were reserved for issuance under the various stock option plans.

The following table summarizes information about stock options outstanding at December 31, 2004 (in thousands, except per share and year amounts):

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
$8.18 – 11.85	109	5.71	$11.03	91	$10.98
13.08 – 19.48	123	5.59	16.29	105	16.71
19.76 – 28.24	171	3.05	21.86	171	21.86
	403	4.55	$17.23	367	$17.69

5. Commitments and Contingencies

Commitments

The Company leases certain of its facilities and equipment under operating lease agreements expiring on various dates through December 2009. Total minimum lease payments, including scheduled increases, are charged to operations on the straight-line basis over the life of the respective lease. Rent expense was approximately $551,000 in 2004, $573,000 in 2003 and $568,000 in 2002. The Company's laboratory in Culver City, California has an option to renew for an additional two years on December 31, 2005.

At December 31, 2004, minimum commitments remaining under lease agreements were approximately as follows:

	Amount
Years Ending December 31:	
2005	$ 478,000
2006	114,000
2007	80,000
2008	64,000
2009	62,000
	$ 798,000

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases. Purchases amounted to $438,185 in 2004, $438,121 in 2003 and $436,226 in 2002. The Company expects to purchase approximately $494,000 in 2005. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date, however, it is cancelable upon mutual agreement by both parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Contingencies

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. The Company believes that although there can be no assurance as to the disposition of these proceedings, based upon information available to the Company at this time, the expected outcome of these matters would not have a material impact on the Company's results of operations or financial condition.

6. Employee Benefit Plan

The Psychemedics Corporation 401(k) Savings and Retirement Plan (the 401(k) Plan) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 who have completed one year of service are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to, match a portion of the employees' contributions up to a defined maximum. A matching contribution of $102,844, $111,477 and $112,008 was made in the years ended December 31, 2004, 2003 and 2002, respectively.

7. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2004	2003
Accrued payroll and employee benefits	$ 583,350	$ 279,024
Accrued income taxes	85,322	638,997
Other accrued expenses	489,068	407,519
	$ 1,157,740	$ 1,325,540

8. Valuation and Qualifying Accounts

A summary of the allowance for doubtful accounts is as follows:

	2004	2003	2002
Balance, beginning of period	$ 513,589	$ 513,589	$ 544,244
Provision for doubtful accounts	(30,359)	-	107,525
Write-offs	-	-	(138,180)
Balance, end of period	$ 483,230	$ 513,589	$ 513,589

9. Royalty Agreements

The Company has a royalty-free license from its founder, which was received in a fair market value exchange in connection with the formation of the Company, for the proprietary rights to certain patented hair analysis technology used by the Company in its drug testing services. The Company has two agreements to sublicense its technology, which have not generated significant royalties to date.

10. Selected Quarterly Financial Data (Unaudited)

The following are selected quarterly financial data for the years ended December 31, 2004 and 2003:

	Quarter Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$ 4,155,872	$ 5,347,049	$ 4,870,218	$ 4,563,972
Gross profit	2,151,166	3,094,809	2,764,450	2,437,488
Income from operations	723,817	1,538,811	1,202,932	865,493
Net income	452,988	964,040	801,158	545,597
Basic net income per share	0.09	0.19	0.16	0.10
Diluted net income per share	0.09	0.19	0.16	0.10

	Quarter Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenues	$ 3,657,567	$ 4,266,767	$ 4,166,055	$ 3,904,867
Gross profit (1)	1,732,253	2,318,131	2,245,927	2,073,772
Income from operations	168,164	672,940	592,872	503,960
Net income	104,339	398,781	350,491	364,659
Basic net income per share	0.02	0.08	0.07	0.07
Diluted net income per share	0.02	0.08	0.07	0.07

(1) In the fourth quarter of 2003, the Company reclassified the cost of collecting hair samples from sales and marketing expenses to cost of services to permit comparison with the current year. The impact of this reclassification resulted in a reduction of gross profit offset by a reduction in sales and marketing expenses of $159,000 in the first quarter of 2003, $179,000 in the second quarter of 2003, $165,000 in the third quarter of 2003 and $104,000 in the fourth quarter of 2003, but had no effect on operating income or net income in each of these quarters.

Management and Corporate Information

Board Of Directors

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

Harry Connick
Private Investor

Walter S. Tomenson, Jr.
Private Investor

Fred J. Weinert
Private Investor

Corporate Officers

Raymond C. Kubacki, Jr.
Chairman, President and C.E.O.

Peter C. Monson
Chief Financial Officer, Vice President and Treasurer

William Thistle
Senior Vice President, General Counsel

William H. Dausey
Vice President-Sales

Michael I. Schaffer, Ph.D.
Vice President-Laboratory Operations

Transfer Agent

c/o EquiServe
P.O. Box 43023-3023
Providence, RI 02940-3010
Investor Relations Telephone
Number: 1-800-426-5523
Internet Address: http://www.equiserve.com

General Counsel

Lynch, Brewer, Hoffman & Fink, LLP
Boston, Massachusetts

Auditors

BDO Seidman, LLP
Boston, Massachusetts

Corporate Offices

Corporate Headquarters:
125 Nagog Park
Acton, Massachusetts 01720

Laboratory Facilities:
5832 Uplander Way
Culver City, California 90230

Form 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder at our website:
www.psychemedics.com

or by writing to:

Investor Relations
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

Annual Meeting

The 2005 Annual Meeting of Stockholders will be held on May 24, 2005 at 3:00 p.m. at
The Seaport Hotel
200 Seaport Boulevard
Boston, Massachusetts

American Stock Exchange
Symbol (PMD)

PSYCHEMEDICS
CORPORATION

[illegible] NAGOG PARK, ACTON, MA 01720

[illegible]-AR-05